Mail Stop 3561

February 17, 2010

<u>via U.S. mail and facsimile</u>

Wang Youngsheng
China Du Kang Co., Ltd.
Town of Dukang, Baishui County, Shaanxi province,
CHINA
A-28,Van Metropolis, #35 Tangyan Road,
Xi'an, Shaanxi, PRC,
710065

RE: China Du Kang Co., Ltd.
Form 10–12g, Amendment 3 filed January 21, 2010
File No.: 0-53833

Dear Mr. Wang:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments, we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Business, page 3

Overview, page 4

1. We partially reissue comment one from our letter dated December 11, 2009.
    Please file the exclusive distributor contract mentioned on page 5 as exhibits. In
    addition, please make sure all material terms of the contract have been disclosed.
    For instance, please clarify when the agreement was entered into.

Current Operations, page 5

2. We reissue comment two from our letter dated December 11, 2009. We note the
    disclosure on page five that Du Kang's liquor production market share rose 40%
    in 2007. Please provide the source of such information. Also, disclose the market
    share increase or decrease for 2008 and state your market share.

3. The first and second statements in the list in comment three from our letter dated
    December 11, 2009 have not been removed from the filing, although your
    response indicates that you have done so. Please advise and revise as appropriate.

4. We note the disclosure in this section that "In northeast, north, south coastal
    region and middle areas of China there are long-term contracts with agencies."
    Please ensure that you identify each agency and each contract, that you disclose
    the principal terms of each contract and that you file a copy of each signed
    contract as an exhibit.

5. We reissue prior comment four from our letter dated December 11, 2009. Please
    provide the disclosure required by Item 101(h)(4) of Regulation S-K.

6. We note the reference to a "parent company" in the section entitled "Chinese
    Regulation" on page 6. That is the sole reference we find in the document to a
    "parent," including nothing in the Security Ownership Of Certain Beneficial
    Owners And Management" section on page 27. Please revise to identify the
    parent company and explain the nature of the relationship.

Risk Factors, page 6

7. We note the revision made to the second risk factor on page six in response to
    comment five from our letter dated December 11, 2010. However, please also
    revise the heading of the second risk factor.

Management's Discussion and Analysis, page 12

8. We reissue prior comment six from our letter dated December 11, 2009. Please provide all the information required for smaller reporting companies by Regulation S-K, Item 303, "Management's Discussion and Analysis of Financial Condition and Results of Operations." Your overview merely repeats information from the business section. A good introduction might include insight into material challenges, risks and material trends and uncertainties. To the extent known, provide insight into challenges and risks of which management is aware and discuss any actions being taken to address the same. For a more detailed discussion of what is expected in both this subheading and the MD&A section in general, please refer to: <http://www.sec.gov/rules/interp/33-8350.htm>.

9. When discussing your results of operations, please explain the reason(s) for each material change in the financial information, such as revenues, operating expenses, etc.

10. We note from your response to comment eight in our letter dated December 11, 2009, that you receive an inventory valuation report from the local government. Please expand your discussion and analysis to describe why inventory turnover exceeded 1,000 days. In this regard, clarify why you may be required to maintain high levels of inventory (e.g., production methods that require inventory to age for an extended period before sale or your operating cycle is longer than a one year period). If there are no unique industry practices requiring you to maintain this level of inventory then you should explain why management believes all of the deferred costs are still stated at net realizable value. In your response, tell us why you considered ASC 210-10-45-3 in determining the length of your operating cycle and how you classified inventory on your balance sheet between short-term and long-term.

11. It appears from your response to comment 31 from our letter dated December 11, 2009 that you have franchise arrangements that you have some franchise agreements that are fixed and others that provide a variable return similar to a royalty. Please expand your discussion to describe the terms of your franchise arrangements and how the mix between fixed revenues and variable revenues impact the variability of your revenues and describe why franchise revenues have represented an increasing percentage of your total revenues over the periods presented.

Item 3. Properties, page 25

12. We partially reissue comment 10 from our letter dated December 11, 2009. Please state the amount of the lease payments and whether such amount will increase over the life of the lease. In addition, please revise the table on page 25,

as the headings and the final row of information are not clear and do not match up.

13. As requested in comment 11 from our letter dated December 11, 2009, please state briefly the location and general character of the principal plant and other materially important properties that belong to you and your subsidiaries.

Item 5. Directors and Executive Officers, page 27

14. We partially reissue comment 13 from our letter dated December 11, 2009. Please state the amount of time each person devotes to the company's business.

15. Please provide the business experience for each officer and director for the past five years as required by Item 401(e) of Regulation S-K. Please provide the beginning and ending date for each employment.

Item 6. Executive Compensation, page 27

16. We reissue comment 14 from our letter dated December 11, 2009. Please provide the disclosure required by Item 402 of Regulation S-K. In addition, the table is not in the format required by Item 402.

Item 7. Certain Relationships and Related Transactions, page 29

17. We reissue comment 15 from our letter dated December 11, 2009. Please provide the disclosure required by Item 404 of Regulation S-K. You have currently only provided a table but have not indicated the nature of the relationship between the parties. In addition, it appears the tabular information presents the dollar amount of the loans as of specific dates. Please also note the disclosure regarding indebtedness required by Item 404(a)(5) of Regulation S-K.

Item 10. Recent Sales of Unregistered Securities, page 32

18. We reissue comment 19 from our letter dated December 11, 2009. Please clearly disclose each transaction as required by Item 701 of Regulation S-K. We note the reverse merger adjustment referenced on page F-6 of the financial statements.

19. We reissue comment 24 from our letter dated December 11, 2009. Please provide the information required by Item 701 of Regulation S-K for each transaction disclosed in this section. We note the transactions beginning with the third paragraph of page 33.

Item 11. Description of Registrant's Securities To Be Registered, page 35

20. Please reconcile the disclosure in this section there "are 250,000 of common shares of stock in the amended articles of incorporation" and the Company's authorized capital includes "250,000,000 shares of common stock."

Consolidated Balance Sheets, page F-3

21. We note from your response to comment 24 in our letter dated December 11, 2009, that you resorted the value of the land use right to its historical cost in preparing financial statements pursuant to U.S. GAAP. Please clarify why there is a contra-equity balance for "Registered capital to-be-received" and where the other side of the entry to record the contra-equity balance is recorded. In addition, explain to us how you considered SAB Topic 5:G in accounting for the capital contribution from owners. To the extent you do not believe SAB Topic 5:G is the appropriate accounting principles with which to account for the capital contribution, please describe to us the principles applied in accounting for the transaction.

Consolidated Statements of Changes in Shareholders' Equity (Deficiency), page F-6
Note4 – Significant Accounting Policies, page F-12
Revenue Recognition, page 13

22. We refer you to page six and the discussion of franchise stores under the heading, 'Distribution methods of the products or services.' Please clarify this discussion to explain how each reportable segment distributes products and services to customers. Specifically, we note that you disclose you "have" franchise stores which may lead a reader to assume you own or operate franchise locations. Please clarify how the Brand Management subsidiary engages in franchising Company owned brand names to third party, unaffiliated manufacturers and liquor retailers.

23. We note your response to comment 31 in our letter dated December 11, 2009. Please expand your revenue policy footnote to separately explain the recognition policies for product and service revenue. We refer you to FASB ASC 952-605-50. Also tell us your consideration for the potential existence of multiple elements in arrangements where you sell products to and collect franchise fees from franchise manufacturers and stores. If you conclude that multiple elements exist you should also include disclosures required by FASB ASC 605-25-50.

Lease, page F-17

24. We note your response to comment 35 in our letter dated December 11, 2009. Please clarify why your response states the leased asset is the land use right as it

appears from your disclosure on page F-17 that you lease fixed assets in addition to the land use right. Tell us how you accounted for the leases of fixed assets other than the land use rights for which the term appears to be 30 years.

Pension and Employee Benefits, page F-18

25. We refer you to the table on page 26 in Item 3. Please tell us how you are presently accounting for the pension and contractual termination benefits disclosed in this table within your consolidated financial statements or why you are not required to do so.

Statutory Reserves, page F-19

26. We note from your response to comment 37 that you will be required to make contributions to the reserve funds upon the elimination of accumulated deficit. Please revise the disclosure to add the clarification regarding when you will be required to make contributions to the reserve funds.

Exhibits

27. We partially reissue comment 41 from our letter dated December 11, 2009. Please file the amend articles of incorporation, the bylaws, the specimen common stock certificate and the lease agreements.

Exhibit 23.1

28. Please have your auditors revise the accountant's consent to reference the report dates included in the audit report on page F-2.

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Brian McAllister at (202) 551-3341 or Ryan Milne at (202) 551-3688 if you have questions regarding the financial statements and related matters. Please contact Susann Reilly at (202) 551-3236 or Pam Howell at (202) 551-3357 with other questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: C. Barkley, Esq.
    Facsimile: (704) 552-6332